UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CANADIAN SOLAR INC.
(Name of Subject Company (Issuer))

CANADIAN SOLAR INC.
(Names of Filing Persons (Offerors))
6.0% Convertible Senior Notes due 2017
(Title of Class of Securities)
136635 AA 7 and 136635 AB 5
(CUSIP Number of Class of Securities)

Shawn Qu
President and Chief Executive Officer
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(86-512) 6690-8088
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

COPIES TO:
David T. Zhang, Esq.
Eugene Y. Lee, Esq.
Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place Central
(852) 2522-7886

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$153,100,694 (1)	$6,017 (2)

(1)	Estimated solely for the purpose of determining the filing fee. The amount assumes conversion of all outstanding $75,000,000 6.0% Convertible Senior Notes due 2017 at an increased conversion rate of 50.6073 shares per $1,000 principal amount of notes plus $117.00 per $1,000 principal amount of notes receivable in shares pursuant to the exchange offer. The market value of the 50.6073 shares per $1,000 principal amount of notes is estimated based on the average of the high and low prices of the shares reported on the Nasdaq Global Market on May 23, 2008.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐     third-party tender offer subject to Rule 14d-1
     ☑     issuer tender offer subject to Rule 13e-4
     ☐     going-private transaction subject to Rule 13e-3
     ☐     amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Canadian Solar Inc., a corporation organized under the laws of Canada (“CSI” or the “Company), and relates to an offer by CSI to increase the conversion rate upon the conversion of any and all of CSI’s outstanding 6.0% Convertible Senior Notes due 2017 (the “Convertible Notes”) into CSI’s common shares, no par value, upon the terms and subject to the conditions set forth in the conversion offer memorandum, dated May 27, 2008 (the “Conversion Offer Memorandum”) and the related letter of transmittal (the “Letter of Transmittal,” copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively which, together with any supplements or amendments thereto, collectively constitute the “Conversion Offer”). The Conversion Offer Memorandum and the Letter of Transmittal are incorporated herein by reference to the extent provided herein.
ITEM 1. SUMMARY TERM SHEET.
          The information in the Conversion Offer Memorandum (attached hereto as Exhibit (a)(1)(i)) in the section entitled “Summary” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
          (a) Name and Address. The name of the issuer is Canadian Solar Inc. The Company’s executive offices are located at No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China. The Company’s telephone number is (86-512) 6690-8088.
          (b) Securities. The subject class of securities are the Convertible Notes. The original principal amount of the Convertible Notes outstanding is $75.0 million. As of the date of this filing, $75.0 million Convertible Notes were outstanding.
          (c) Trading Market and Price. The Convertible Notes are not listed on any national securities exchange, but are designated for trading in The PORTAL Market. To CSI’s knowledge, the Convertible Notes are traded infrequently in transactions arranged through brokers, and market quotations for the Convertible Notes are not available. The common shares into which the Convertible Notes are convertible trade on the Nasdaq Global Market under the symbol “CSIQ.” The quarterly high and low trading prices for the common shares are set forth in the Conversion Offer Memorandum in the section entitled “Price Range of Common Shares” and is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
          (a) CSI is the filing person and the subject company. The business address and telephone number of CSI is set forth under Item 2(a) above. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of CSI. The business address of each person set forth below is c/o Canadian Solar Inc., No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China.

Name	Position
Shawn (Xiaohua) Qu	Chairman of the Board, President and Chief Executive Officer
Bing Zhu (1)	Director and Chief Financial Officer
Robert McDermott	Lead Independent Director
Lars-Eric Johansson	Independent Director
Michael G. Potter	Independent Director
Yan Zhuang	Independent Director
Gregory Spanoudakis	Vice President, Europe
Genmao Chen	Director, Research and Development
Tai Seng Png	Vice President, Business Integration
Charlotte Xi Klein	Corporate Controller and Compliance Officer
Bencheng Li	Vice President, Business Development (China)
Robert Patterson	Vice President, Business Development (North America)
Arthur Chien (1)	Vice President, Finance and Secretary
Chengbai Zhou	Principal Technical Fellow
Shanglin Shi	Deputy General Manager, China Operation
Xiaohu Wang	Vice President, China Supply Chain Management
Lingjun Zhang	General Manager, CSI Cells

(1)	Bing Zhu, our Chief Financial Officer, will resign from such position effective as of June 7, 2008. Arthur Chien, our Vice President of Finance, will be our Chief Financial Officer, effective as of June 7, 2008.
ITEM 4. TERMS OF THE TRANSACTION.
          (a) Material Terms. The information contained in the Conversion Offer Memorandum in the sections entitled “The Conversion Offer” and “Taxation,” and in the Letter of Transmittal, is incorporated herein by reference in response to this item.
          (b) Purchases. To CSI’s knowledge, no Convertible Notes are to be purchased from any officer, director or affiliate of CSI.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
          (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Conversion Offer Memorandum in the sections entitled “The Conversion Offer,” “Description of Share Capital,” “Financial Advisor,” “Information Agent,” “Conversion Agent,” and “Interests of Directors and Officers,” and in the Letter of Transmittal, is incorporated herein by reference. The Convertible Notes are governed by an indenture, dated as of December 10, 2007, between the Company and the Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2008 (No. 333-149497)).
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
          (a) Purposes. The information set forth in the Conversion Offer Memorandum in the sections entitled “Summary,” “The Conversion Offer” and “Questions and Answers About the Conversion Offer” is incorporated herein by reference.
          (b) Use of Securities Acquired. The Convertible Notes validly tendered and accepted for conversion in the Conversion Offer will be cancelled.
          (c) Plans.
(1)-(2) Not applicable.
(3) The information set forth in the Conversion Offer Memorandum in the sections entitled “Description of Share Capital” and “Dividend Policy” is incorporated herein by reference.
(4) The information set forth in Item 3(a) above is incorporated herein by reference.
(5)-(10) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          (a) Source of Funds. The information set forth in the Conversion Offer Memorandum in the sections entitled “Summary,” “The Conversion Offer” and “Fees and Expenses” is incorporated herein by reference.
          (b) Conditions. Not applicable.
          (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
          The information set forth in the Conversion Offer Memorandum in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
          (a) Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     Financial information incorporated by reference in response to this Item 10 may be inspected, and copies thereof obtained, in the manner described in the sections of the Conversion Offer Memorandum entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information,” which sections are incorporated herein by reference.
     (a) Financial Information.
     (1) Audited financial statements of the Company and related notes thereto for the years ended December 31, 2005 and 2006, located in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, as filed with the SEC on May 29, 2007, are incorporated herein by reference.
     (2) Unaudited financial statements of the Company and related notes thereto for the following periods are incorporated herein by reference:
- Fiscal year ended December 31, 2007, located in the Company’s Report on Form 6-K, as filed with the SEC on March 6, 2008; and
- Fiscal quarter ended March 31, 2008, located in the Company’s Report on Form 6-K, as filed with the SEC on May 14, 2008.
     (3) Information on the Company’s ratio of earnings to combined fixed charges, set forth in the Conversion Offer Memorandum in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.
     (4) The Company’s book value per common share as of December 31, 2007 was $4.62.
ITEM 11. ADDITIONAL INFORMATION.
     None.

ITEM 12. EXHIBITS.

(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(1)(v)	Form W-9 and Instructions thereto.

(a)(5)(i)	Press Release, dated May 27, 2008.

(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the Securities and Exchange Commission on March 3, 2008 (No. 333-149497)).

(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the Securities and Exchange Commission on March 3, 2008 (No. 333-149497)).
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Canadian solar inc.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Dated: May 27, 2008

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(1)(v)	Form W-9 and Instructions thereto.

(a)(5)(i)	Press Release, dated May 27, 2008.

(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the Securities and Exchange Commission on March 3, 2008 (No. 333-149497)).

(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the Securities and Exchange Commission on March 3, 2008 (No. 333-149497)).